SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1999
                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission File Number 1-3526




                           A. Full title of the plan:

                              THE SOUTHERN COMPANY
                              EMPLOYEE SAVINGS PLAN



                 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              THE SOUTHERN COMPANY
                            270 Peachtree Street, NW
                             Atlanta, Georgia 30303





                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                                    FORM 11-K
                                DECEMBER 31, 1999


                                TABLE OF CONTENTS

                                                                                 Page No.

Exhibits                                                                            3

Report of Independent Public Accountants                                            4

Statements of Net Assets Available for Plan Benefits,
as of December 31, 1999 and 1998                                                    5

Statements of Changes in Net Assets Available for Plan Benefits,
for the years ended December 31, 1999 and 1998                                      6

Notes to Financial Statements and Schedule                                          7

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes--
December 31, 1999                                                                  13

Signature                                                                          15

Consent of Independent Public Accountants                                          16



                                    EXHIBITS

A - Consent of Independent Public Accountants.  (Contained herein at Page 16.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Savings Plan Committee of
   The Southern Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Savings Plan Committee in its capacity as administrator of the Plan (the "Administrator"). Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investments purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/Arthur Andersen LLP
Atlanta, Georgia
June 22, 2000



                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        As of December 31, 1999 and 1998


                                                         1999                1998
                                                  ----------------    ------------------

      Investments                                  $2,312,397,269        $2,420,842,121

      Receivables:
         Sale of Securities                             1,115,454             1,436,717
         Accrued Interest and Dividends                   445,631             1,338,254
                                                   --------------       ---------------
                                                        1,561,085             2,774,971
                                                   --------------       ---------------

      Net assets available for plan benefits       $2,313,958,354       $2,423,617,092
                                                   ==============       ===============





                The accompanying notes are an integral part of these financial statements.


                           THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            For the Years Ended December 31, 1999 and 1998


                                                                                  1999                    1998
                                                                            -----------------       ------------------
          Additions
          Additions to net assets attributed to:
             Investment Income:
              Interest and Dividends                                          $    98,494,963          $    99,373,514
              Net Appreciation (Depreciation) in Fair Value of Investments       (196,212,345)             233,820,502
                                                                              ---------------          ---------------
                 Total                                                            (97,717,382)             333,194,016
                                                                              ---------------          ---------------

             Contributions:
              Participant's                                                        93,568,620               74,560,797
              Employer's                                                           46,115,270               41,728,706
                                                                              ---------------          ---------------
                 Total                                                            139,683,890              116,289,503

              Total additions                                                      41,966,508              449,483,519
                                                                              ---------------          ---------------

          Deductions
          Deductions from net assets attributed to:
            Benefits Paid to Participants or Beneficiaries                        151,513,854              221,462,622
            Administrative Fees                                                        93,403                        -
            Other                                                                      17,989                        -
                                                                              ---------------          ---------------
            Total deductions                                                      151,625,246              221,462,622
                                                                              ---------------          ---------------

          Net increase (decrease)                                                (109,658,738)             228,020,897

          Net assets available for plan benefits:
            BEGINNING OF YEAR                                                   2,423,617,092            2,195,596,195
                                                                              ---------------          ---------------
                 END OF YEAR                                                  $ 2,313,958,354          $ 2,423,617,092
                                                                              ===============          ===============



                      The accompanying notes are an integral part of these financial statements.


                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1999 AND 1998



1. Description of the Plan
   -----------------------

The following description of The Southern Company Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan's provisions.

   General
The Plan is a defined contribution plan administered by The Southern Company Employee Savings Plan Committee (the "Committee"), as designated in the
Plan. Effective January 1, 1999, the Plan was amended to also be an employee stock ownership plan. The Plan covers substantially all employees, certain former employees and retirees of the following subsidiaries of the
Company: Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company, Southern Communications Services, Inc., Southern Company Energy Solutions, Inc., Southern Company Services, Inc., Southern Energy Resources, Inc., and Southern Nuclear Operating Company, Inc. (collectively referred to as the "Employing Companies"). The trustee and recordkeeper of the Plan are Merrill Lynch Trust Company of Florida (the "Trustee") and Merrill Lynch, Fenner & Smith, Inc., respectively. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 ("ERISA"), as amended.

Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 establishes new disclosure requirements for defined contribution plans.

    Participation and Contributions
Participation in the Plan is voluntary after completing 12 months of continuous service. Participants may elect to contribute, on a pre-tax or after-tax basis, up to 16 percent of their eligible compensation, as defined by the Plan. Contributions may be invested in one- percent increments totaling, but not exceeding, 100 percent into any of the investment options offered by the Plan. As of December 31, 1999, the Plan provided the following investment options:

    o    Brinson U.S. Equity Fund
    o    Davis New York Venture Fund, Inc.
    o    Davis Real Estate Fund, Inc.
    o    Franklin Small Cap Growth Fund
    o    GAM Global Fund
    o    GAM International Fund
    o    Hotchkis and Wiley International Fund
    o    Loomis Sayles Small Cap Value Fund
    o    Mellon Balanced Portfolio
    o    Merrill Lynch Equity Index Trust
    o    Merrill Lynch Global Allocation Fund, Inc.
    o    Merrill Lynch Growth Fund, Inc.
    o    Merrill Lynch Retirement Preservation Trust
    o    Merrill Lynch Special Value Fund, Inc.

    o    MFS Massachusetts Investors Trust
    o    PIMCO Total Return Fund
    o    Seligman High Yield Bond Fund
    o    Southern Company Stock

Effective June 1, 1999, the Merrill Lynch Fully Managed Portfolio was removed from the Plan's investment options and replaced with the Mellon Balanced Portfolio. Participant balances in the Merrill Lynch Fully Managed Portfolio were automatically transferred to the Mellon Balanced Portfolio unless participants elected to transfer their balances to any of the remaining investment options. The Plan also provides four model portfolios of funds known as GoalManager Model Portfolios, composed of mutual funds and a common collective trust from the investment options listed above. The GoalManager Model Portfolios consist of a conservative, moderate, moderate to aggressive, and aggressive investment portfolio.

A participant may prospectively change the percentage of his contribution at any time. The change becomes effective immediately and is generally reflected on the participant's next paycheck.

The Employing Company contributions ("Employer Matching Contribution") are discretionary and determined by the Board of Directors on an annual basis. These contributions are made by the Employing Companies in shares of the Company stock. A participant may elect at any time on or after the fifth anniversary of his enrollment in the Plan to redirect his investment in Employer Matching Contributions of up to 50 percent to any other investment option. For the years ended December 31, 1999 and 1998, the Employing Companies contributed, on behalf of the Participants, an amount equal to 75 percent of the participant's contribution not to exceed 6 percent of his eligible compensation for each pay period during which the participant makes a contribution. The Board of Directors reserves the right to discontinue the Employer Matching Contributions at any time, however they have not expressed any intent to do so at the present time.

     Participant Accounts
Each participant's account is credited with the participant's contributions, allocations of Employer Matching Contributions and his share of the Plan's income less any related administrative expenses.

     Vesting
Participants are immediately vested in the value of his contributions, Employer Matching Contributions, and actual earnings thereon.

     Participant Loans
Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his account balance. Only two general-purpose loans and one residential loan may be outstanding concurrently. Loan terms may not be less than 12 months nor more than 58 months for a general-purpose loan or up to 15 years for a residential loan. Loans are secured by the balance of the participant's account and bear interest at a fixed rate over the life of the loan. Loan repayments are made in substantially equal payroll deductions amortized over the term of the loan. Participants may also elect to repay an outstanding loan in full with a personal check (if less than $500), a cashier's check or money order.

     Withdrawals and Distributions
Upon retirement, a participant may elect to receive a lump-sum distribution or up to 20 annual installments provided the installments do not extend beyond the participant's life expectancy. Under certain conditions of financial emergency, the Committee may accelerate the payment time of a portion or all of the remaining installments. In addition, a participant who has retired or separated from service may elect to leave all his funds in the Plan until mandatory distributions begin at age 70 1/2.

Upon termination of employment for any reason, the value of a participant's account will be distributed in a single cash lump sum if one of the following circumstances exist:
      o  the vested amount in the account is $5,000 or less;
      o  the participant elects to receive this type of distribution; or
      o the termination of service is due to disability, death or separation of service from the Employing Companies.

If the distribution is made after a participant's death and a beneficiary was not named or if the beneficiary has predeceased the participant, his account will be distributed, in preferential order to the following:

      o  his surviving spouse,
      o  his surviving children (equally),
      o  his surviving parents (equally),
      o  his surviving brothers and sisters (equally),
      o  his executors or administrators.

A participant may elect routine withdrawals from his account in the following order:
      o  pre-1987 after-tax contributions (excluding earnings),
      o  other after-tax contributions, (including earnings)
      o  rollover contributions (including earnings)
      o if the participant has participated in the Plan for at least 60 months, up to 50 percent of Employer Matching Contributions,
      o if the participant has not attained age 59 1/2, pretax contributions (excluding earnings for plan years beginning after 1998) if the participant has incurred a financial hardship, and
      o if the participant has attained age 59 1/2, or has separated from service, pre-tax contributions (including earnings).

In order to withdraw pre-tax contributions, the participant must attain the age of 59 1/2, separate from service, or establish that a hardship situation exists.

All distributions will be made in cash; however, a participant may elect to receive Southern Company common stock ("Common Stock") distributions in stock.

Effective January 1, 1999, each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of Common Stock credited to the participant's account as of the record date of the Common Stock. The dividends payable on the shares of Common Stock credited to the account of a participant who does not elect to receive a cash distribution shall be invested into the Plan. Payments of the cash distributions for dividends payable shall be made as soon as administratively practicable after the payable date of the shares of Common Stock, but no later than 90 days after the end of the Plan year which includes such payable date. A participant's election to receive cash distributions of dividends payable on Common Stock shall be revoked automatically upon his death.

     Rollovers from Other Plans
An eligible employee who was hired or rehired after April 1, 1997, and has received a distribution of his interest in a qualified retirement plan of a former employer, may elect to deposit all or any portion of the eligible amount of such distribution as a rollover contribution to the Plan during his first 12 months of employment. Effective January 1, 2000, an eligible employee may make a rollover contribution to the Plan up to 18 months after his date of employment or reemployment.

     Plan Termination
Although the Company has not expressed any intent to do so, it has the right to amend, terminate or otherwise modify the Plan at any time solely at the discretion of the Board of Directors of the Company. In the event of Plan termination, each participant's account shall be distributed to the participant in a non-discriminatory manner, as soon as practicable.

2. Summary of Significant Accounting Policies
   ------------------------------------------

     Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     Administrative Expenses
The Employing Companies normally pay trustee fees related to the administration of the Plan. Brokerage commissions, transfer taxes, and any other expenses resulting from the purchases and sales of securities are charged to the various investment funds. For Employer Matching Contributions, investment management fees for all funds except the Southern Company Stock Fund are deducted from fund earnings. For pre-tax and after-tax participant contributions, investment management fees for the Merrill Lynch Retirement Preservation Trust, the Merrill Lynch Fully Managed Portfolio, and the Merrill Lynch Equity Index Trust are paid by the Company, and investment management fees for all other funds are deducted from fund earnings.

     Investments
Investments in marketable securities are valued at quoted market prices. Investments in common/collective trusts are stated at the fair value of the underlying assets held by the fund, except for benefit-responsive investment contracts included in the Merrill Lynch Retirement Preservation Trust, which are carried at contract value (cost plus accrued interest.) Purchases and sales of investments are recorded on their trade dates. Interest income is accrued as earned; dividends are recorded as income on the ex-dividend date.

     Net Appreciation (Depreciation)
The Plan presents in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains and losses and the unrealized appreciation and depreciation of those investments.

3.  Investments
    -----------

The fair market values of individual assets which represent 5 percent or more of the Plan's net assets as of December
31, 1999 and 1998 are as follows:

                                                                1999                1998
                                                                -----               ----

The Southern Company Stock Fund- participant-directed       $ 657,510,553      $  753,246,291
The Southern Company Stock Fund- nonparticipant-directed      689,758,635         847,434,032
Mellon Balanced Portfolio                                     169,349,878                 N/A
Merrill Lynch Fully Managed Portfolio                                   0         169,283,472
Merrill Lynch Retirement Preservation Trust                   142,497,693         132,747,317

During the years ended December 31, 1999 and 1998, the Plan's investments
(including gains and losses on investments bought and sold, as well as held during the years) (depreciated)/appreciated in value as follows:


                                                                1999                1998
                                                                ----                ----

Mutual Funds                                                $  34,723,912       $ (10,542,160)
Common Stock                                                 (308,446,218)        176,140,393
Common/Collective Trusts                                       77,509,961          68,222,269
                                                            -------------       -------------
Total                                                      $ (196,212,345)      $ 233,820,502
                                                           ===============      =============

4.  NonParticipant-Directed Funds (Unaudited)
    ----------------------------------------
Information about the net assets and the significant components of the changes in net assets relating to the Southern Company Stock Fund (nonparticipant-
directed investments) as of December 31, 1999 and 1998 and for the years then ended are as follows:

                                                                1999                1998
                                                                ----                ----
Net Assets:
    Common Stock                                            $ 689,758,635       $ 847,870,666
                                                            =============       =============

Changes in Net Assets:
    Contributions                                              46,115,270          41,728,706
    Interest and Dividends                                     53,938,068          42,593,838
    Net appreciation (depreciation)                          (174,788,336)         93,504,194
    Benefits paid to participants                             (76,996,559)       (113,112,958)
    Transfers to participant-directed investments              (6,380,474)        (39,284,742)
                                                           --------------       -------------
                                                           $ (158,112,031)      $  25,429,038
                                                           ==============       ==============

5.  Tax Status
    ----------
The Plan received a determination letter dated February 24, 2000 from the Internal Revenue Service which states that the Plan, as amended through December 20, 1999, is in compliance with Section 401 (a) and applicable subsections of Section 410 (b) of the Code as of that date. In the opinion of the Company's management, the Plan is currently operating in compliance with applicable provisions of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1999 and 1998. Accordingly, no provision for income taxes has been made in the accompanying financial statements. Employer contributions and income of the Plan are not taxable to participants until withdrawals or distributions are made.

6.   Reconciliation to Form 5500
     ---------------------------
The net assets of the Plan's funds available for benefit at December 31, 1999 and 1998 includes $449,289 and $2,264,080, respectively, for participants who had requested distributions from their accounts but had not yet been paid at year-end. These amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries in Form 5500 for the Plan for the years ended December 31, 1999 and 1998.



                                                                              Net Assets Available
                                                                                  for Benefits
                              Benefits        Distributions        --------------------------------------
                              Payable        to Participants               1999                   1998
                              --------       ---------------               ----                   -----

Per financial statements         $      -      $151,513,854          $2,313,958,354          $2,423,617,092

Accrued benefit payments          449,289           449,289                (449,289)             (2,264,080)

Reversal of 1998 accrual
  for benefit payments                  -        (2,264,080)                      -                       -
                                 --------     -------------          --------------          --------------

Per Form 5500                    $449,289      $149,699,063          $2,313,509,065          $2,421,353,012
                                 ========      ============          ==============          ==============


7.   Subsequent Event
     ----------------
Effective February 1, 2000, the Merrill Lynch Growth Fund was removed from the Plan's investment options and replaced with the Putnam Growth Opportunities Fund. Participant balances in the Merrill Lynch Growth Fund were automatically transferred to the Putnam Growth Opportunities Fund unless participants elected to transfer their balances to any of the remaining investment options.




                                                                                                               Schedule H
                                                                                                              Page 1 of 2
                                                                                                                   --
                                      THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                            SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                 DECEMBER 31, 1999

                                                 Description of Investment Including Maturity Date,
          Identity of Issuer, Borrower,          Rate of Interest, Collateral, Par, or Maturity Value,
(a)  (b)  Lessor, or Similar Party           (c)             Number of Shares                           (d) Cost (e) Current Value
          ---------------------------            ----------------------------------------------------   --------     -------------

       RETIREMENT PRESERVATION TRUST:
       Temporary Investment:
 *      Merrill Lynch Trust Company, Merrill Lynch
        CMA Money Fund                            par $1 142,271,503 shares                                         142,497,693

      EQUITY INDEX TRUST:
      Common/Collective Trust:
 *      Merrill Lynch Trust Company, Merrill Lynch
        Equity Index Trust -- Tier III            par $1   3,531,927 shares                                         365,923,377

      SPECIAL VALUE FUND:
      Investment in Registered Securities:
 *      Merrill Lynch Asset Management, Merrill Lynch -
        Special Value Fund, Inc. -- Class A       par $0.10  2,455,915 shares                                        51,287,637

      GLOBAL ALLOCATION FUND:
      Investment in Registered Securities:
 *      Merrill Lynch Asset Management, Merrill Lynch
        Global Allocation Fund, Inc. -- Class A        par $0.10  2,771,193 shares                                   38,913,893

      BRINSON U.S. EQUITY FUND:
      Investment in Registered Securities:
         The Brinson Funds -
         Brinson U.S. Equity Fund-Class N                           294,321 shares                                    4,937,718

      LOOMIS SAYLES SMALL CAP VALUE FUND:
      Investment in Registered Securities:
        Loomis Sayles Funds -
        Small Cap Value Fund-Admin Class                            136,688 shares                                    2,432,809

      GAM INTERNATIONAL FUND:
      Investment in Registered Securities:
        GAM Funds, Inc. -
        GAM International Fund-Class A                              131,007 shares                                    4,219,871

      GAM GLOBAL FUND:
      Investment in Registered Securities:
        GAM Funds, Inc. -
        GAM Global Fund-Class A                                     138,404 shares                                    3,015,076

      FRANKLIN SMALL CAP GROWTH FUND:
      Investment in Registered Securities:
        Franklin Strategic Series -
        Franklin Small Cap Growth Fund-Class I                       454,456 shares                                  20,087,039

      DAVIS REAL ESTATE FUND:
      Investment in Registered Securities:
        Davis Series, Inc. -
        Davis Real Estate Fund-Class A                               31,844 shares                                      582,717

      DAVIS NEW YORK VENTURE FUND:
      Investment in Registered Securities:
        Davis New York Venture Fund, Inc. -
        Davis New York Venture Fund-Class A                        745,057 shares                                    21,461,919



                                                                                                               Schedule H
                                                                                                              Page 2 of 2
                                                                                                                   --
                                  THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                DECEMBER 31, 1999

                                                Description of Investment Including Maturity Date,
      Identity of Issuer, Borrower,             Rate of Interest, Collateral, Par, or Maturity Value,
(a)(b)Lessor, or Similar Party              (c)             Number of Shares                           (d)Cost   (e) Current Value
      --------------------------                ---------------------------------------------------     -------      -------------
      HOTCHKIS & WILEY INTERNATIONAL FUND:
      Investment in Registered Securities:
*       Merrill Lynch Asset Management, Merrill Lynch -
        Hotchkis & Wiley International Fund                       464,280 shares                                    12,276,468

      PIMCO TOTAL RETURN FUND:
      Investment in Registered Securities:
        PIMCO Funds -
        PIMCO Total Return Fund-Class A                         1,195,697 shares                                    11,856,216

      SELIGMAN HIGH YIELD BOND FUND:
      Investment in Registered Securities:
        Seligman High Yield Bond Fund Series -
        Seligman High Yield Bond Fund-Class A                    387,599 shares                                      2,430,231

      GROWTH FUND:
      Investment in Registered Securities:
*       Merrill Lynch Asset Management, Merrill Lynch -
        Growth Fund-Class A                                       63,024 shares                                      1,730,866

      MFS MASSACHUSETTS INVESTORS TRUST:
      Investment in Registered Securities:
        MFS Investment Management -
        MFS Massachusetts Investors Trust-Class A               1,056,290 shares                                    22,164,466

      MELLON BALANCED PORTFOLIO:
      Investment in Registered Securities:
        Mellon Equity Associates, LLP -
        Mellon Balanced Portfolio Fund                         15,622,096 shares                                   169,349,878

      GOAL MANAGER PORTFOLIOS:
      Investment in Registered Securities:
      Retirement Preservation Trust Goal Manager      par $1      554,479 shares                                       554,555
      Special Value Fund, Inc. Goal Manager           par $0.10    65,344 shares                                     1,364,590
      Brinson U.S. Equity Fund-Class N Goal Manager               151,632 shares                                     2,543,868
      Hotchkis & Wiley International Fund Goal Manager             84,689 shares                                     2,239,354
      PIMCO Total Return Fund-Class A Goal Manager                288,559 shares                                     2,861,273
      MFS Massachusetts Investors Trust Goal Manager              161,158 shares                                     3,381,160

*     LOANS DUE FROM PARTICIPANTS (interest rates vary from 7.75% to 8%)                                            77,015,407

      THE SOUTHERN COMPANY STOCK FUND--PARTICIPANT-DIRECTED PORTION:
        Common Stock:
*       The Southern Company, The Southern Company
        Common Stock                                  par $5   27,888,153 shares                                   657,510,553

      THE SOUTHERN COMPANY STOCK FUND--
      NON PARTICIPANT-DIRECTED PORTION (UNAUDITED):
        Common Stock:
*       The Southern Company, The Southern Company
        Common Stock                                 par  $1  29,351,448 shares                851,245,108         689,758,635

      TOTAL INVESTMENT OF ALL FUNDS                                                           $851,245,108     $ 2,312,397,269
                                                                                              ============     ===============
*     Represents a party in interest to the Plan.

                                               The accompanying notes are an integral part of this schedule.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                      THE SOUTHERN COMPANY
                                      EMPLOYEE SAVINGS PLAN





                                      /s/ Christopher C. Womack
                                      Christopher C. Womack, Chairman
                                      Employee Savings Plan Committee
                                      Sr. V. P. Human Resources


June 22, 2000

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 22, 2000, included in this annual report of The Southern Company Employee Savings Plan on Form 11-K for the year ended December 31, 1999 into the Plan's previously filed Registration Statement No. 333-44261.



/s/Arthur Andersen LLP
Arthur Andersen LLP





Atlanta, Georgia
June 27, 2000